UNDERTAKING

TO:	ONTARIO SECURITIES COMMISSION

RE:	Final short form base shelf prospectus of Electrovaya Inc. (the "Issuer") dated December 7, 2021 (the "Prospectus")

The Issuer hereby undertakes, in accordance with section 4.2(a)(ix) of NI 44-101 that, during the period commencing on the date on which the Issuer issues any Debt Securities for which one or more credit supporters (the "Credit Supporters") guarantee or provide alternative credit support for all or substantially all of the payments to be made thereunder (such debt securities, the "Guaranteed Debt Securities") and ending on the date on which such Guaranteed Debt Securities are no longer issued and outstanding or, if earlier, the date on which a guarantee or alternative credit support is no longer provided therefor (such period, the "Credit Supporter Reporting Period"), the Issuer will file periodic and timely disclosure of such Credit Supporters similar to the disclosure required to be provided in respect of such Credit Supporters under section 12.1 of Form 44-101F1 (the "Section 12.1 Disclosure"); provided that the Issuer will not be required to file such Section 12.1 Disclosure if:

(a) the Issuer and such Credit Supporters satisfy the conditions set out in paragraphs (a) to (d) of section 13.4 of Form 44-101F1 (or any successor provisions thereto), and the Issuer files with its consolidated financial statements filed during the Credit Supporter Reporting Period (i) consolidating summary financial information for the Issuer presented in the format set out in subparagraph 13.4(e)(ii) of Form 44-101F1 for any periods covered by such consolidated financial statements or (ii) to the extent applicable, a statement to the effect set out in subparagraph 13.4(e)(i) of Form 44-101F1; or

(b) the Issuer or such Credit Supporters, as applicable, would be exempt from including the Section 12.1 Disclosure in a short form prospectus qualifying a distribution of the Guaranteed Debt Securities under another provision of Form 44-101F1, NI 44-101 or National Instrument 41-101 - General Prospectus Requirements.

[Signature Page Follows]

DATED the 7th day of December, 2021.

ELECTROVAYA INC.

By:	"Sankar Das Gupta"
Name: Sankar Das Gupta
Title: President & Chief Executive Officer